Exhibit 99.1

Company announcement

Results from TORM plc’s Annual General Meeting on 13 April 2023

TORM plc (the “Company”) announces that all the resolutions set out in the notice of the Annual General Meeting dated 16 March 2023 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1, 2, 3, and 4)	82,955,498
Voted total (excl. C-Share)	62,981,740
Voted total (%)	75.92

Eligible votes (for Resolutions 5, 6, 7, and 8)	432,955,498
Voted total (incl. C-Share)	412,981,740
Voted total (%)	95.39

Ordinary Resolutions	Vote type	Voted	Voted (%)	% of total voting rights
1. To adopt the Annual Report and Accounts 2022	For Against Withheld*	62,725,277 2,399 254,065	99.59 0.00 0.41	75.61
2. To approve the Directors’ Remuneration Report 2022	For Against Withheld*	53,814,784 9,140,247 26,710	85.45 14.51 0.04	64.87
3. To re-appoint Ernst & Young LLP as auditor of the Company	For Against Withheld*	62,937,216 22,499 22,026	99.93 0.04 0.03	75.87
4. To authorize the Directors to fix the remuneration of the auditors	For Against Withheld*	62,950,927 7,302 23,512	99.95 0.01 0.04	75.89
5. Reappointment of Non-Executive Director and Chairman Christopher H. Boehringer as Director of the Company	For Against Withheld*	405,817,955 3,879,571 3,284,215	98.27 0.94 0.79	93.73
6. Reappointment of Non-Executive Director Göran Trapp as Director of the Company	For Against Withheld*	410,638,070 2,120,718 222,953	99.43 0.51 0.06	94.85
7. Reappointment of Non-Executive Director Annette Malm Justad as Director of the Company	For Against Withheld*	411,821,568 947,024 213,149	99.72 0.23 0.05	95.12
8. Reappointment of Executive Director Jacob Meldgaard as Director of the Company	For Against Withheld*	412,329,494 439,115 213,132	99.84 0.11 0.05	95.24

*	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.
Contact	TORM plc
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200	Office 105, 20 St Dunstan’s Hill
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	London, EC3R 8HL, United Kingdom
Christopher Everard, General Manager, tel.: +44 7920 494853	Tel.: +44 203 795 2794
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200	www.TORM.com

TORM PLC | OFFICE 105, 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.15 13 APRIL 2023	PAGE 1 /2

Company announcement
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuilding’s and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from  future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105, 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.15 13 APRIL 2023	PAGE 2 /2